Apex Critical Metals Acquires Underexplored Lac Le

Moyne Carbonatite Property, Northeast Quebec

Company targets development of high value critical mineralization portfolio to help address domestic industrial supply demands.

Vancouver, BC - February 5, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company") is pleased to announce the acquisition of the Lac Le Moyne Carbonatite Project (the "Project") as part of its strategic goal to investigate potential high-value opportunities to meet the growing demand of strategic metals across a variety of critical domestic industries.

Located in northeastern Quebec near the community of Kuujjuaq, the Project consists of 86 map staked claims totalling approximately 4,025 ha (9,946 acres), situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits; the Lac Le Moyne Project was acquired for its potential to host carbonatite-related mineralization.

Highlights include:

• Government mapping identified several exposures of carbonatite

• Regional radiometric surveys show coincident anomalism with carbonatite exposures

• Situated within 10 km to the northwest of the Eldor Carbonatite, which is host to significant Nb-REE mineralization

• Located approximately 110 km due south of the community of Kuujjuaq, Quebec

The Lac Le Moyne Project has little documented historical exploration and no known exploration specifically for carbonatite-related mineralization. Multiple carbonatite outcrops were previously identified by government geologists conducting regional mapping programs throughout the Labrador Trough.

"Carbonatites are among the most productive sources of niobium, rare earths and phosphate worldwide," notes Sean Charland, Chief Executive Officer of Apex Critical Metals. "By adding Lac Le Moyne to our portfolio, we're expanding our focus on these valuable systems, which are critical for industries ranging from clean energy to advanced critical technologies."

The Lac Le Moyne carbonatite outcrops, which are inclusive to the Property, were originally mapped during the late 1970's. Carbonatite is a relatively rare rock type; however, is also the primary host to rare earth element ("REE") and niobium production globally. Just to the south of the Project is the Ashram Rare Earth and Fluorspar Deposit, held by Commerce Resources Corp. on its Eldor Property, with a mineral resource of 73.2 Mt at 1.89% rare earth oxide ("REO") and 6.6% CaF2 indicated, and 131.1 Mt at 1.91% REO and 4.0% CaF2 inferred (Commerce, 2024). Additionally, recent exploration at Commerce's Mallard Prospect, located proximal to the Ashram Deposit, returned a drill intercept of 122.5 m of 0.62% Nb2O5 (Commerce, 2024).

The Company cautions that past results or discoveries on adjacent properties (i.e. Eldor) may not necessarily be indicative to the presence of mineralization on the Company's properties (i.e. Lac Le Moyne).

Terms of the acquisition:

Pursuant to a sale agreement dated January 24, 2025, among the Company and the vendors, the Company has agreed to acquire a 100-per-cent interest in the claims for total consideration payable over a 3-year period of $100,000 in cash and issue to the vendors a total of 200,000 shares. In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2.0-per-cent net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production.

Lac Le Moyne Project
Eldor Property
Ashram Deposit
Legend
Carbonatite Deposits
Active Titles
Lac Le Moyne Project
Mapped Carbonatite Complex
1:150,000
Kilometers
0 10 20
525000
530000
535000
540000
545000
6330000
6325000
6320000
6315000
6310000
6305000
6300000
6295000

Figure 1. Lac Le Moyne Carbonatite Project, Quebec

Lac Le Moyne
Project
Eldor Property
Ashram
Deposit
Legend
Carbonatite Deposits
Active Titles
Lac Le Moyne Project
1:150,000
Kilometers
0 10 20
525000
530000
535000
540000
545000
6330000
6325000
6320000
6315000
6310000
6305000
6300000
6295000

Figure 2. Lac Le Moyne Carbonatite Project, Quebec - Total Field Magnetics.

Qualified Person

The information in this news release that relates to exploration results for the Lac Le Moyne Property is based on, and fairly represents, information reviewed by Mr. Darren L. Smith, M.Sc., P.Geo., Director of the Company, who is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and member in good standing with the Ordre des Géologues du Québec (Geologist Permit number 01968), and with the Association of Professional Engineers and Geoscientists of Alberta (member number 87868). Mr. Smith has reviewed and approved the technical information in this news release.

Mr. Smith is a Director of Apex Critical Metals Corp. and holds common shares and options in the Company.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium trend. The Company's Bianco carbonatite project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex Critical intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex Critical is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, in the United States on the OTCQB market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

--Sean Charland--

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements that carbonatites and alkaline rocks have the potential to host economic concentrations of rare earth elements and/ or niobium and that the Company intends to investigate potential high value opportunities to meet the growing global demand for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, that any future exploration activity on the property may not result in concentrations of rare earth elements, or any; and economic, geopolitical and other conditions and developments which may adversely affect demand for specialty metals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.